Exhibit 99.1

FOR IMMEDIATE RELEASE

For more information contact:

Pedro A. Richards

Chief Executive Officer

Telefax : (54-11) 4343-7528

inversores@gfgsa.com

www.gfgsa.com

GRUPO FINANCIERO GALICIA S. A. AND BANCO DE GALICIA Y BUENOS AIRES S.A. AGREE THE SALE OF COMPAÑÍA FINANCIERA ARGENTINA S.A AND COBRANZAS Y SERVICIOS S.A. TO JULIO FRAOMENI

Buenos Aires, Argentina, January 12TH, 2017. Grupo Financiero Galicia S.A. (“Grupo Financiero Galicia”) and Banco Galicia y Buenos Aires S.A. (“Banco Galicia”) announce that they have reached an agreement for the sale of their respective interests in Compañía Financiera Argentina S.A. (“CFA”) and Cobranzas y Servicios S.A. (“C & S”) to the Dr. Julio Alfredo Fraomeni and to Galeno Capital S.A.U. (“Galeno”), subject to the regulatory approval of Banco Central de la República Argentina (Argentine Central Bank) and other control bodies.

CFA is the owner of the credit network known as “Efectivo Sí”, which was created in 1995, aimed to meet the financial needs of a population with low banking levels. C & S is the company that provides collection services to CFA.

The operation constitutes a leading platform in the consumer business, being the largest financial company in the Argentine financial system, with a 23% market share in its loans segment. CFA offers 94 branches distributed in 23 provinces and the City of Buenos Aires and a portfolio of about 500,000 customers and $ 4.1 billion of net loans.

Banco Galicia main drive for this company sale, focused on consumer financing, is to relocate its capital to accompany the dynamism of the Argentine economy, emphasizing on commercial and investment financing. The Board of Directors of Banco considers that this operation will have a beneficial impact on its business. The bank does not estimate a significant impact on its current results and this sale is expected to strengthen its capital position.

Mr. Fabian Kon, Banco Galicia’s Chief Executive Officer, said: “We are very satisfied with the agreement reached with Julio Fraomeni and Galeno. His companies’ trajectory of more than 30 years in Argentina gives us the certainty of carrying out a beneficial transaction for both, customers of the consumer business and employees of said companies”. Additionally, he also said: “At Banco Galicia we see a horizon of growth for Argentina in the nearby years, leveraged in credit that will generate a positive cycle of investment, growth, work and development. In this sense, this transaction allows us to reinforce our commitment to accompany the growth of our customers and the development of the country; while continuing to consolidate our presence in the financial system, in line with our strategy of being the best bank in Argentina.”

For his part, Julio Fraomeni, decided to invest in the consumer business, expanding the boundaries of its entrepreneurial group to the credit market, with the belief of continuing to grow in an environment that offers increasing prospects. In that sense, he also said: “It is a satisfaction for us to have concluded this agreement that allows us to diversify the company’s activities by incorporating a relevant customer portfolio. Julio Fraomeni also mentioned “I am convinced that CFA’s and C & S’s teams will successfully integrate their experience and commitment into our culture of warmth and excellence in customer service.”

The transaction is subject to the approval of the competent regulatory authorities. During the period implied, business will be as usual for the operations of CFA and C & S.

Banco Galicia’s negotiation process was accompanied by the investment bank Lazard, for financial advice, and by Estudio Beccar Varela, for legal assistance.

Grupo Financiero Galicia’s and Banco Galicia’s principal facts

Banco Galicia is one of the main private banks of the Argentine financial system with more than 110 years of experience, ranking in the number two position in terms of loans and deposits of the private sector. The bank has a network of more than 270 branches with coverage throughout the country, a portfolio of 2.3 million customers and more than 5,800 employees.

Grupo Financiero Galicia is the holding company that owns the 100% of Banco Galicia and is listed on the Buenos Aires Stock Exchange, as well as in the United States NASDAQ market. Additionally to its interest at Banco Galicia, Grupo Financiero Galicia owns others subsidiaries linked to the provision of financial services, such as Sudamericana Holding S.A., Galicia Administradora de Fondos S.A., and Galicia Warrants S.A., among others. Through its subsidiaries, Grupo Financiero Galicia has a network of more than 650 branches and employs more than 12,000 people.

Galeno’s principal facts

Julio Fraomeni is the President and main shareholder of Galeno, with more than 30 years of experience and trajectory in the country. Grupo Galeno provides services to more than 2 million people, with health plan coverage for 750,000 members, Galeno ART – its risk work insurer arm – with 1.3 million insured and Galeno Life, a company that commercializes life insurance with 200,000 contracts. Grupo Galeno holds the largest sanitary infrastructure in its own, with 7 Sanatoriums and 17 Medical Centers. Galeno Capital is a fund manager. The Group has more than 130 branches throughout the country and more than 10,000 employees.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.

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